SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                           ----------

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 7)


                  North East Insurance Company
                        (Name of issuer)


             Common Stock, par value $1.00 per share
                 (Title of class of securities)


                            659164107
                         (CUSIP number)


                         Murry N. Gunty
                   Ballantrae Partners, L.L.C.
                       75 West End Avenue
                              R-12E
                    New York, New York  10023
                         (212) 957-1337

                          with copy to

                   Lawrence T. Yanowitch, Esq.
                      Tucker, Flyer & Lewis
                   a professional corporation
                       1615 L Street, N.W.
                            Suite 400
                  Washington, D.C.  20036-5612
                         (202) 429-3254

          (Name, address and telephone number of person authorized to receive notices and communications)


                       September 20, 1996
     (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ].
                 (Continued on following pages)

                      (Page __ of __ Pages)


CUSIP No.  659164107           13D            Page __ of __ Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Ballantrae Partners, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [ ]
                                                          (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)

                                                              [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER                        7.   SOLE VOTING POWER
OF                                 - 0 -
SHARES                        8.   SHARED VOTING POWER
BENEFICIALLY                       - 0 -
OWNED BY                      9.   SOLE DISPOSITIVE POWER
EACH                               - 0 -
REPORTING                     10.  SHARED DISPOSITIVE POWER
PERSON WITH                        - 0 -

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     - 0 -

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

                                                              [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     - 0 -

14.  TYPE OF REPORTING PERSON*

     OO


              *SEE INSTRUCTIONS BEFORE FILLING OUT!


     This Amendment No. 7 amends and supplements the statement on
Schedule 13D (the "Schedule 13D"), previously filed on behalf of Ballantrae Partners, L.L.C., a Delaware limited liability company ("Ballantrae"), relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of North East Insurance Company, a Maine corporation (the "Company"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the
Schedule 13D.

Item 4.   Purpose of Transaction.

          Item 4 is hereby further amended and supplemented by adding the following immediately prior to the last paragraph thereof:

               On September 20, 1996, the State of Maine Bureau of Insurance issued an order (the "Maine Order") approving Ballantrae's Form A Application, and the change of control of the Company to Ballantrae. The Maine Order stated that the transactions contemplated by the Form A may be consummated any time after ten days from the date of the Maine Order, subject to the following conditions and so long as no injunction or court order precludes consummation of those transactions: (i) the New York State Insurance Department approves the application filed by Ballantrae for acquisition of control of American Colonial Insurance Company; and (ii) the Company and the Seller enter into a termination agreement approved by the Maine Bureau of Insurance terminating the Trust in accordance with the provisions of the Trust Indenture. The Maine Order is final, except that the Company and Ballantrae have thirty days in which to appeal the Maine Order, and any other person aggrieved by the Maine Order may seek judicial review within forty days of the Maine Order.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby supplemented by inserting the following at the end of the materials provided in Item 6.

          Maine Order

               A summary description of selected provisions of the Maine Order is provided in Item 4.


                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               September 24, 1996
                                                           (Date)

                                               /s/ Murry N. Gunty
                                                      (Signature)

                                                   Murry N. Gunty
                                                Managing Director
                                                     (Name/Title)